Exhibit 10.37 (a)

FIRST AMENDMENT
TO CREDIT AGREEMENT

FIRST AMENDMENT, dated as of February 27, 2002, to the Credit Agreement referred to below (this "Amendment") among BUTLER SERVICE GROUP, INC., a New Jersey corporation, as Borrower (the "Borrower"); the other Credit Parties signatory hereto; GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity, "GE Capital"), for itself, as Lender, and as Agent for Lenders ("Agent") and the other Lenders signatory hereto from time to time.

W I T N E S S E T H

WHEREAS, Borrower, the other Credit Parties signatory thereto, Agent, and Lenders signatory thereto are parties to that certain Credit Agreement, dated as of September 28, 2001 (including all annexes, exhibits and schedules thereto, and as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"); and

WHEREAS, Agent and Lenders have agreed to amend the Credit Agreement, in the manner, and on the terms and conditions, provided for herein;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Definitions.   Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement or Annex A thereto.

2.   Section 2.2 A. of the Credit Agreement regarding the Condition Subsequent is hereby amended as of the Amendment Effective Date (as hereinafter defined) by deleting that section in its entirety.

3.   Section 3.1 of the Credit Agreement is hereby amended as of the Amendment Effective Date (as hereinafter defined) by adding the following insert at the end of Section 3.1:

"Borrower no longer engages in business or operations in the state of Arizona and is not qualified to do business in that state. Butler Services, Inc. no longer engages in business or operations in the states of South Dakota or West Virginia and is not qualified to do business in those states."

4.   Section 6.3(a) of the Credit Agreement is hereby amended as of the Amendment Effective Date (as hereinafter defined) by deleting such section in its entirety and inserting in lieu thereof the following new section to read as follows:

Exhibit 10.37 (a)

"(a)   No Credit Party shall create, incur, assume or permit to exist any Indebtedness, except (without duplication) (i) Indebtedness secured by purchase money security interests and Capital Leases permitted in <u>Section 6.7(c)</u>, (ii) the Loans and the other Obligations, (iii) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law, (iv) existing Indebtedness described in <u>Disclosure Schedule 6.3</u>, (v) Indebtedness specifically permitted under <u>Section 6.1</u>, (vi) Indebtedness consisting of intercompany loans and advances made by Borrower to any other Credit Party that is a Guarantor; <u>provided</u>, that: (A) each such Guarantor shall have executed and delivered to Borrower, on the Closing Date, a demand note (collectively, the "<u>Intercompany Notes</u>") to evidence any such intercompany Indebtedness owing at any time by   such Guarantor to Borrower, which Intercompany Notes shall be in form and substance reasonably satisfactory to Agent and shall be pledged and delivered to Agent pursuant to the applicable Pledge Agreement or Security Agreement as additional collateral security for the Obligations; (B) Borrower shall record all intercompany transactions on its books and records in a manner reasonably satisfactory to Agent; (C) at the time any such intercompany loan or advance is made by Borrower and after giving effect thereto, Borrower shall be Solvent; and (D) no Default or Event of Default would occur and be continuing after giving effect to any such proposed intercompany loan, and (vii) Indebtedness consisting of intercompany loans and advances made by Borrower to Butler UK, Butler India, Butler of New Jersey Realty Corporation, Butler Airport Services, Corporation or Butler International Charitable Foundation Corporation; <u>provided</u>, that: (A) Borrower shall record all intercompany transactions on its books and records in a manner reasonably satisfactory to Agent; (B) at the time any such intercompany loan or advance is made by Borrower and after giving effect thereto, Borrower shall be Solvent; (C) no Default or Event of Default would occur and be continuing after giving effect to any such proposed intercompany loan; (D) in the case of any such intercompany loans made by Borrower, Borrower shall have Borrowing Availability of not less than $3,000,000 after giving effect to such intercompany loan; the aggregate balance of all such intercompany loans owing to Borrower after the Closing Date shall not exceed $2,000,000 at any time; and (E) the recipient of any such intercompany loans shall be creditworthy as determined by Agent."

<u>Annex A</u> of the Credit Agreement is hereby amended as of the Amendment Effective Date by:

(a) deleting the definition "EBITDA" in its entirety and inserting in lieu thereof the following new definition to read as follows:

"<u>EBITDA</u>" means, for any period, EBIT for such period, <u>plus</u> (i) all charges in such period for amortization of intangibles, depletion and depreciation, (ii) for any period ending on or before December 31, 2001, up to $1,000,000 of restructuring charges solely for purposes of determining the Applicable Margin in the grid set forth in Section 1.5(a), and (iii) for any period ending on or before December 31, 2001, with the consent of the Agent, up to $4,900,000 of restructuring charges solely for purposes of calculating compliance with the financial covenants set forth in <u>Section 6.10</u> and <u>Annex G</u>.

Exhibit 10.37 (a)

(b) deleting the definition "Capital Expenditures" in its entirety and inserting in lieu thereof the following new definition to read as follows:

"Capital Expenditures" means, with respect to any Person, all expenditures (by the expenditure of cash or the incurrence of Indebtedness) by such Person (except for Butler UK) during any measuring period for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

(c) deleting the definition "Interest Expense" in its entirety and inserting in lieu thereof the following new definition to read as follows:

"Interest Expense" means, with respect to any Person for any fiscal period, interest expense (whether cash or non-cash) of such Person (except for Butler UK) determined in accordance with GAAP for the relevant period ended on such date, including interest expense with respect to any Funded Debt of such Person and interest expense for the relevant period that has been capitalized on the balance sheet of such Person, but excluding deferred financing cost amortization.

(d) deleting the definition "Tangible Net Worth" in its entirety and inserting in lieu thereof the following new definition to read as follows:

"Tangible Net Worth" means, with respect to any Person at any date, the Net Worth of such Person at such date (excluding the impact of FASB 141, 142 and 144), excluding, however, from the determination of the total assets at such date, (a) all capitalized organizational expenses, capitalized research and development expenses, trademarks, trade names, copyrights, patents, patent applications, licenses and rights in any thereof, and other intangible items (excluding goodwill), (b) all unamortized debt discount and expense, (c) treasury Stock, (d) any write-up in the book value of any asset resulting from a revaluation thereof; and (e) up to $4,900,000 of restructuring charges which occurred between July 1, 2001 through December 31, 2001 solely for purposes of calculating compliance with financial covenants set forth in Section 6.10 and Annex G.

(e) adding the following defined terms in the appropriate order:

"Deposit Accounts" means all "deposit accounts" as such term is defined in the Code, now or hereafter held in the name of any Credit Party."

"Letter-of-Credit Rights" means letter-of-credit rights as such term is defined in the Code, now owned or hereafter acquired by any Credit Party, including rights to payment or performance under a letter of credit, whether or not such Credit Party, as beneficiary, has demanded or is entitled to demand payment or performance."

5.   Annex D of the Credit Agreement is hereby amended as of the Amendment Effective Date by deleting subsection H in its entirety and inserting in lieu thereof the following:

Exhibit 10.37 (a)

"H.   Cash Management Letters. Duly executed originals of a letter, dated the Closing Date (the "Cash Management Letter") addressed to and acknowledged and agreed by Fleet Bank from Borrower and the other Credit Parties with respect to the continued effectiveness of (i) the Pledged Account Agreement, dated as of May 1999, among Borrower, Agent and Fleet Bank, (ii) the Concentration Account Agreement, dated as of May 1999 among Borrower, Agent and Fleet Bank, (iii) duly executed originals of a three-party agreement relating to lockbox services by and among Borrower, Agent and Bank of America, N.A., and (iv) duly executed originals of a three-party agreement relating to lockbox services by and among Butler Telecom, Inc., Agent and Bank of America, N.A."

6.   Annex G of the Credit Agreement is hereby amended as of the Amendment Effective Date by inserting the parenthetical "(excluding the impact of FASB 141, 142 and 144)" in the last paragraph of Annex G in clause (i) after the word "principles" in the definition of "Accounting Changes".

7.   Dissolution of BlueStorm, Inc. Notwithstanding anything to the contrary contained in the Credit Agreement, each of Agent, Lenders and Borrower hereby acknowledges and agrees that BlueStorm, Inc., a Delaware corporation, has been dissolved.

8.   Representations and Warranties. To induce Agent and Lenders to enter into this Amendment, Borrower make the following representations and warranties to Agent and Lenders:

(a)   The execution, delivery and performance of this Amendment and the performance of the Credit Agreement, as amended by this Amendment (the "Amended Credit Agreement"), by Borrower: (a) is within Borrower's organizational power; (b) has been duly authorized by all necessary or proper corporate and shareholder action; (c) does not contravene any provision of Borrower's charter or bylaws or equivalent organizational documents; (d) does not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) does not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Borrower is a party or by which Borrower or any of its property is bound; (f) does not result in the creation or imposition of any Lien upon any of the property of Borrower other than those in favor of Agent pursuant to the Loan Documents; and (g) does not require the consent or approval of any Governmental Authority or any other Person.

(b)   This Amendment has been duly executed and delivered by or on behalf of Borrower.

(c)   Each of this Amendment and the Amended Credit Agreement constitutes a legal, valid and binding obligation of Borrower and each of the other Credit Parties party thereto, enforceable against each in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   No Default has occurred and is continuing after giving effect to this Amendment.

Exhibit 10.37 (a)

(e)   No action, claim, lawsuit, demand, investigation or proceeding is now pending or, to the knowledge of any Credit Party, threatened against any Credit Party, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any Governmental Authority, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's or, to the extent applicable, any other Credit Party's right, power, or competence to enter into this Amendment or perform any of their respective obligations under this Amendment, the Amended Credit Agreement or any other Loan Document, or the validity or enforceability of this Amendment, the Amended Credit Agreement or any other Loan Document or any action taken under this Amendment, the Amended Credit Agreement or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect. To the knowledge of Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

(f)   The representations and warranties of Borrower and the other Credit Parties contained in the Credit Agreement and each other Loan Document shall be true and correct on and as of the Amendment Effective Date and the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

9.   <u>No Other Amendments/Waivers</u>. Except as expressly amended herein, the Credit Agreement and the other Loan Documents shall be unmodified and shall continue to be in full force and effect in accordance with their terms. In addition, this Amendment shall not be deemed a waiver of any term or condition of any Loan Document and shall not be deemed to prejudice any right or rights which Agent, for itself and Lenders, may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time.

10.   <u>Outstanding Indebtedness; Waiver of Claims</u>. Borrower and the other Credit Parties hereby acknowledges and agrees that as of February 26, 2002 the aggregate outstanding principal amount of (i) the Revolving Loan is $30,187,011.74, (ii) the Term Loan A is $19,000,000.00 and (iii) the Term Loan B is $18,000,000.00 and that such principal amounts are payable pursuant to the Credit Agreement without defense, offset, withholding, counterclaim or deduction of any kind. Borrower and each other Credit Party hereby waives, releases, remises and forever discharges Agent, Lenders and each other Indemnified Person from any and all claims, suits, actions, investigations, proceedings or demands arising out of or in connection with the Credit Agreement (collectively, "<u>Claims</u>"), whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law of any kind or character, known or unknown, which Borrower or any other Credit Party ever had, now has or might hereafter have against Agent or Lenders which relates, directly or indirectly, to any acts or omissions of Agent, Lenders or any other Indemnified Person on or prior to the date hereof, <u>provided</u>, that neither Borrower nor any other Credit Party waives any Claim solely to the extent such Claim relates to the Agent's or any Lender's gross negligence or willful misconduct.

11.   <u>Expenses</u>. Borrower and the other Credit Parties hereby reconfirms its respective obligations pursuant to <u>Sections 1.9</u> and <u>11.3</u> of the Credit Agreement to pay and reimburse Agent, for itself and Lenders, for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and all other documents and instruments delivered in connection herewith.

Exhibit 10.37 (a)

12.   Effectiveness. This Amendment shall be deemed effective as of December 31, 2001 (the "Amendment Effective Date") only upon satisfaction in full in the judgment of Agent of each of the following conditions:

(a)   Amendment. Agent shall have received five (5) original copies of this Amendment duly executed and delivered by Agent, the Requisite Lenders and Borrower.

(b)   Payment of Expenses. Borrower shall have paid to Agent all costs, fees and expenses owing in connection with this Amendment and the other Loan Documents and due to Agent (including, without limitation, reasonable legal fees and expenses).

(c)   Representations and Warranties. The representations and warranties of or on behalf of the Credit Parties in this Amendment shall be shall be true and correct on and as of the Amendment Effective Date and the date hereof, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

13.   GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

14.   Counterparts. This Amendment may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGES FOLLOW]

Exhibit 10.37 (a)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

BUTLER SERVICE GROUP, INC.

By: _____
Name: _____
Title: _____

**GENERAL ELECTRIC CAPITAL
CORPORATION,** as Agent and Lender

By: _____
        Duly Authorized Signatory

Exhibit 10.37 (a)

The following Persons are signatories to this Amendment in their capacity as Credit Parties and not as Borrowers.

BUTLER INTERNATIONAL, INC.

By: _____

Name: _____

Title: _____

BUTLER SERVICES INTERNATIONAL, INC.

By: _____

Name: _____

Title: _____

BUTLER TELECOM, INC.

By: _____

Name: _____

Title: _____

BUTLER SERVICES, INC.

By: _____

Name: _____

Title: _____

BUTLER UTILITY SERVICE, INC.

By: _____

Name: _____

Title: _____